Exhibit 99.2

Summit Therapeutics plc

(“Summit” or the “Company”)

DIRECTOR SHARE DEALING

Oxford, UK, 17 June 2015 – Summit Therapeutics plc (AIM: SUMM, NASDAQ: SMMT), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy and C. difficile infection, announces that the Company has been notified that Dr Frank Armstrong, Non-Executive Chairman of the Company, has on 16 June 2015 bought 850 American Depositary Shares (‘ADSs’) of Summit at an average price of $11.70 per ADS.

Following this notification Dr Armstrong’s beneficial interest in Summit Shares is 10,192 ordinary shares of 1 pence nominal value and 850 ADSs, representing approximately 0.02% of the Company’s current issued share capital. The ADSs were acquired on the NASDAQ Global Market.

This notification relates to disclosures made in accordance with Rule 17 Schedule 5 of the AIM Rules.

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For more information, please contact:

Summit Therapeutics Richard Pye (UK office) Erik Ostrowski (US office)	Tel: +44 (0)1235 443 951 +1 617 294 6607

Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson	Tel: +44 (0)20 7148 7900